UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2019 (MM/DD/YY) AND ENDING 12-31-2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lazear Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 N. Front Street, Suite 350
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel — 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 51	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ann Griffith, Designated Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lazear Capital Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ann Griffith
Signature

Designated Principal
Title

Notary Public

JOSHUA MITCHELL HAMES
NOTARY PUBLIC
REGISTRATION #7833042
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES AUGUST 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lazear Capital Securities, LLC

Statement of Financial Condition

December 31, 2019

With Report of Independent Registered Accounting Firm

SEC ID 8 - 69882

Filed as a PUBLIC DOCUMENT.

Lazear Capital Securities, LLC

Table of Contents

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Lazear Capital Securities, LLC
Columbus, Ohio

We have audited the accompanying statement of financial condition of Lazear Capital Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lazear Capital Securities, LLC as of December 31, 2019 in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lazear Capital Securities, LLC's management. Our responsibility is to express an opinion on Lazear Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lazear Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Lazear Capital Securities, LLC's auditor since 2019.

Independence, Ohio
February 20, 2020

Lazear Capital Securities, LLC

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	178,803
Prepaid expenses		13,263
Total assets	$	192,066

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	15,887
Intercompany payable		9,045
		24,932
Member's equity		167,134
Total liabilities and members' equity	$	192,066

See accompanying notes to financial statements.

Lazear Capital Securities, LLC

Notes to Financial Statements

1. Organization and Business

Lazear Capital Securities, LLC (the "Company"), an Ohio limited liability company, was organized on July 17, 2018. On April 24, 2019 the Company became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and became a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Industry Protection Corporation (SIPC). The Company has been approved by FINRA for private placement of securities and sales of privately held companies to employee stock ownership plans (ESOPs).

2. Summary of Significant Accounting Policies:

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance occasionally exceeds the insured limit.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Cash, prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to their short term nature.

2. Summary of Significant Accounting Policies, Continued:

Income Taxes: For federal, state and local income tax purposes, the Company is treated as a partnership. Accordingly, no provision has been made for federal or state income taxes since the taxable income of the Company is to be included in the tax returns of the individual members.

The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2019. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Leases: In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard will be effective for annual reporting periods beginning after December 15, 2018. The Company had not entered into any leases subject to this standard as of December 31, 2019.

Subsequent Events: Management has evaluated subsequent events through February 20, 2020, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

3. Related Party Transactions:

The Company has entered into an Expense Sharing Agreement with Lazear Capital Partners, Ltd (LCP), an affiliated company. Under the agreement LCP will provide certain administrative and support services to the Company. The Company reimburses LCP for the costs of the services. At December 31, 2019, the Company had a balance of $9,045 due to LCP which is included in intercompany payable on the accompanying Statement of Financial Condition.

4. Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1, 8 to 1 in the first year of operations. At December 31, 2019, the Company had net capital of $153,871, which was $148,871 in excess of required minimum net capital of $5,000. The Company's net capital ratio was .16 to 1.

The Company does not carry accounts of its customers and accordingly is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.